September 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TransCode Therapeutics, Inc.
Registration Statement on Form S-1
File No. No. 333-274251

Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on September 22, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on September 26, 2023. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

ThinkEquity LLC

By	/s/ Kevin Mangan
Name: Kevin Mangan
Title: Managing Director, Head of Equity Syndicate